EXHIBIT 99.1


News Release

April 24, 2000

Performance Review for the year ended March 31, 2000

The Board of Directors of ICICI Bank Limited (NYSE: IBN), a subsidiary of ICICI Limited (NYSE: IC and IC.d), met in Mumbai, India, on April 24, 2000 to adopt the audited financial results for the year ended March 31, 2000.


Results under Indian GAAP

For the year ended March 31, 2000, the Net Profit of the Bank increased by 66 per cent to Rs. 105.30 crores as compared to Rs. 63.36 crores during the previous year. Net interest income increased by 57 per cent to Rs. 185.92 crores (previous year Rs. 118.54 crores). Interest income increased by 57 per cent to Rs. 852.87 crores (previous year Rs. 544.05 crores) and interest expenditure by 57 per cent to Rs. 666.95 crores (previous year Rs. 425.51 crores). Other income also recorded a robust growth and increased by 118 per cent to Rs. 194.05 crores (previous year Rs. 89.03 crores). As a result operating profit increased by 77 per cent to Rs. 251.45 crores from Rs. 142.13 crores.


Results under US GAAP

The Board of Directors also took on record the Bank's audited financials prepared under the United States Generally Accepted Accounting Principles (US
GAAP) for the year ended March 31, 2000. The net income for the year increased by 179 per cent to Rs. 1402 million from Rs. 503 million. The net interest income after provision for credit losses for the year increased by 123 per cent to Rs. 1,351 million from Rs. 606 million the previous year. The stockholders' equity at March 31, 2000 was Rs. 11,387 million.


Significant growth in customer accounts and 27 times growth in Internet banking accounts

During the year, the total number of accounts of the Bank more than doubled to about 6,50,000. The number of savings accounts increased by 168 per cent from 1,09,000 to 2,92,000. The number of NRI accounts increased by 118 per cent from 10,800 to 23,500. The number of Internet Banking customers increased from 4,000 to 1,10,000, registering a 27 times growth.


Growth in Deposits reaffirm status as largest new private sector bank

There was a significant increase in the Bank's Balance Sheet size. Deposits rose by 62 per cent from Rs. 6,072.94 crores at March 31, 1999 to Rs. 9,866.02 crores at March 31, 2000, reaffirming the Bank's status as the largest new private sector bank in terms of deposits. The Bank's share in incremental deposits in the banking system in the year ended March 31, 2000 was 2.72 per cent. Total advances (including credit substitutes) recorded a substantial increase of 49 per cent from Rs. 3,387.60 crores to Rs. 5,030.96 crores.

Reduction in NPA Ratio

The Bank has provided for depreciation on investments, and provision for bad debts and standard assets as per the guidelines of the Reserve Bank of India. The net non-performing assets (including credit substitutes) have reduced from
1.80 per cent as at March 31,1999 to 1.14 per cent as at March 31, 2000.


First Indian Commercial bank to list on NYSE

During the year, the Bank strengthened its capital base through an issue of American Depositary Shares (ADS) to raise USD 175 million from the international capital markets. The ADSs were listed on the New York Stock Exchange (NYSE) on March 28, 2000. The Bank became the first commercial bank in India and the second in Asia to list on the NYSE. The entire issue took just 64 days from start to completion. Following the equity infusion, the Bank's capital adequacy ratio stood at a healthy 19.64 per cent at March 31, 2000 as against 9 per cent mandated by the Reserve Bank of India.


Technology driven distribution and product strategy

ICICI Bank has actively pursued a "click and brick' distribution strategy, with products offered through an optimum mix of physical branches and electronic delivery channels, to maximize customer reach and convenience. Having pioneered Internet banking the Bank has consistently upgraded its offerings to offer utility bill payments, funds transfer (own and third party) etc. ICICI Bank also became the first bank in India to offer online account opening facility for NRIs and a web based easy remittance product "Money2India'. The Bank launched India's first web-enabled credit card in association with VISA International. Credit cardholders can access any ICICI Bank credit card related information with the option to actually carry out certain transactions on their cards through the Internet. The Bank has enhanced its Utility Bills payment product to provide electronic bills presentment and payment facility to its customers. Other initiatives include student accounts, Business-to-Business and Business-to-Consumer payments.

During the year the Bank significantly expanded its distribution network by opening 26 branches and 7 extension counters and installing 68 work-site and off-site ATMs. As on March 31, 2000, the Bank's physical network consisted of 81 branches and 16 extension counters. The Bank presently has 175 ATMs - the largest network of ATMs in the country, spread across 47 centres in 17 States and Union Territories. This effective physical distribution network is complemented by technology driven delivery channels which includes call centres, mobile phone banking and internet banking.

The Bank did not face any Y2K problem during the transition to January 1, 2000.

The Board has recommended 15 per cent dividend for the year ended March 31, 2000 on 16,50,00,700 equity shares. Holders of 1,59,09,090 American Depositary Shares represented by 3,18,18,180 equity shares allotted on March 31, 2000 are not entitled to dividend, if any to be declared for 1999-2000, as per the terms of the issue prospectus dated March 28, 2000. An Annual General Meeting of the shareholders is scheduled on Monday, May 29, 2000 at Vadodara, India at 3.00 p.m. for adoption of accounts and declaration of dividend as above.

The summary of the accounts as at March 31, 2000 both under Indian Accounting Standards and US GAAP is enclosed.

For further queries on results:

Contact :
P. H. Ravikumar - (91)-22-653 8413 or 653 8433
G. Venkatakrishnan - (91)-22-653 8516 or 653 8529
Mohan N. Shenoi - (91)-22-653 8418 or 653 8487

For investor queries, contact :
Bhashyam Seshan
Phone:  (91)-22-653 8420 or 653 7460
e-mail: bhashyams@icicibank.com
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Except for the historical information contained herein, statements in this
Release which contain words or phrases such as 'will', 'would', 'aim', 'will likely result', 'believe', 'expected', 'will continue', 'anticipate', 'estimate', 'enable', 'enabling', 'intend', 'plan', 'contemplate', 'seek to', 'future', 'objective', 'goal', 'project', 'should', 'will pursue' and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our and ICICI's Group's ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us and the ICICI Limited (promoter and holding company of the Bank) with the Securities and Exchange Commission of the United States of America. The Bank and ICICI undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

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                       AS PER INDIAN ACCOUNTING STANDARDS

                           Audited financial Results

                       for the year ended March 31, 2000


                                                                         (Rupees in crores)
-------------------------------------------------------------------------------------------
Sl. No.       Particulars                      Fourth Quarter ended         Year ended
-------------------------------------------------------------------------------------------
                                                March 31, March 31,    March 31,  March 31,
                                                  2000      1999          2000      1999
-------------------------------------------------------------------------------------------

1.     Interest income                           259.79     166.32       852.87     544.05
-------------------------------------------------------------------------------------------
2.     Other income                               89.91      22.36       194.05      89.03
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3.     Total income                              349.70     188.68     1,046.92     633.08
-------------------------------------------------------------------------------------------
4.     Interest expenditure                      186.17     128.58       666.95     425.51
-------------------------------------------------------------------------------------------
5.     Other expenditure                          57.04      21.84       128.52      65.44
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6.     Total expenditure                         243.21     150.42       795.47     490.95
-------------------------------------------------------------------------------------------
7.     Gross Profit before depreciation,
       provisions and contingencies              106.49      38.26       251.45     142.13
-------------------------------------------------------------------------------------------
8.     Depreciation on fixed assets               10.45       4.90        24.79      17.53
-------------------------------------------------------------------------------------------
9.     Profit before provisions and
       contingencies                              96.04      33.36       226.66     124.60
-------------------------------------------------------------------------------------------
10.    Provision for depreciation on
       investments                                26.26     (10.24)       12.84      (4.84)
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11.    Other provisions and contingencies
       including taxes                            36.84      24.34       108.52      66.08
-------------------------------------------------------------------------------------------
12.    Profit after tax [9 - (10+11) ]            32.94      19.26       105.30      63.36
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13.    Paid up Equity Share Capital              196.82     165.00       196.82     165.00
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14.    Reserves (excluding Revaluation
       Reserves)                                 952.69     143.33       952.69     143.33
-------------------------------------------------------------------------------------------
15.    Total deposits                          9,866.02   6,072.94     9,866.02   6,072.94
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16.    Total advances (including Credit-
       like corporate debt instruments)        5,030.96   3,387.60     5,030.96   3,387.60
-------------------------------------------------------------------------------------------
17.    Earnings Per Share
       (Weighted average - in Rupees)              1.99       1.17         6.38       3.84
-------------------------------------------------------------------------------------------

Notes :
1. The Board of Directors have recommended a dividend of Rs. 1.50 per equity share on 16,50,00,700 equity shares of the face value of Rs. 10/- each (15 per cent) for the year ended March 31, 2000.
2. Pursuant to the international offering of 1,59,09,090 American Depository Shares (ADS) at USD 11 per ADS with underlying 2 equity shares, the Bank has allotted 3,18,18,180 shares of Rs. 10/- each on March 31, 2000. Consequently, capital adequacy ratio as on March 31, 2000 has improved to
     19.64 per cent (11.06 per cent as on March 31, 1999). The additional equity shares represented by ADSs are pari passu with the existing equity shares save and except that they would be entitled to full dividends for fiscal 2001 onwards and would not be entitled for any dividend for the current financial year ended March 31, 2000.
3. The Bank has amortised ADS issue expenditure over three years and accordingly included Rs. 9.90 crores towards issue expenditure in 1999-2000.
4. Net Non Performing Assets (NPAs) on advances (including credit like corporate debt instruments) is 1.14 per cent (1.80 per cent as on March 31, 1999).
5. The Bank did not face any Year 2000 related problem during the switch over to January 1, 2000 or thereafter.
6. The above financial results have been taken on record by the Board of Directors of the Bank at its meeting held on April 24, 2000.


For and on behalf of the Board of Directors


             Place: Mumbai                                   H. N. Sinor
             Date:  April 24, 2000                      Managing Director and
                                                        Chief Executive Officer


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                               ICICI Bank Limited

Registered Office: Landmark, Race Course Circle, Vadodara - 390 007
Corporate Office:  ICICI Towers, 4th Floor, South Tower, Bandra-Kurla Complex
                   Bandra (East), Mumbai 400 051
Web site:          http://www.icicibank.com  Electronic mail: info@icicibank.com

                                 AS PER US GAAP

  Audited Financial Results under United States Generally Accepted Accounting
                 Principles for the year ended March 31, 2000

------------------------------------------------------------------------------
                                                        Fiscal ended
                                             ---------------------------------
S1. No.             Particluars              March 31, 1999     March 31, 2000
------------------------------------------------------------------------------
  1    Interest revenue                           5,390              8,434
------------------------------------------------------------------------------
  2    Interest expense                           4,244              6,656
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  3    Net interest revenue                       1,146              1,778
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  4    Provision for credit losses                 (540)              (427)
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  5    Net interest revenue after provision
         for credit losses                          606              1,351
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  6    Fees and commissions                         370                607
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  7    Treasury revenue including trading
          account, securities and foreign
          exchange                                  496              1,152
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  8    Non-interest revenue  (6+7)                  866              1,759
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  9    Net revenue                (5+8)           1,472              3,110
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  10   Salaries and employee benefits               204                316
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  11   Premises and equipment expense               232                340
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  12   Administration and other expense             363                673
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  13   Non-interest expense  (10+11+12)             799              1,329
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  14   Income before taxes    (9-13)                673              1,781
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  15   Income tax expense                           170                379
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  16   Net income                                   503              1,402
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  17   Loans, net                                27,597             47,016
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  18   Total assets                              76,265            130,416
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  19   Deposits                                  60,729             98,660
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  20   Total liabilities                         73,435            119,029
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  21   Stockholders' equity                       2,830             11,387
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  22   Earnings per share (in rupees)
------------------------------------------------------------------------------
          Basic                                    3.05               8.49
------------------------------------------------------------------------------
          Diluted                                  3.05               8.49
------------------------------------------------------------------------------